UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
La Pièce 12
CH-1180 Rolle
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

On June 18, 2025, SOPHiA GENETICS SA (the “Company”) held its annual general meeting. The final results of each of the agenda items submitted to a vote of the shareholders are set forth below:

Item 1: 2024 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports. The shareholders approved the 2024 Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2024 and acknowledged the Auditors’ Reports. The shareholders approved the proposal of the Board of Directors on this item with 38,554,350 votes (99.82% of all ordinary shares represented) in favor, 1,215 votes (0.00%) against and 67,204 (0.17%) abstentions.

Item 2: Consultative vote on the 2024 ESG Impact Summary (Sustainability Report). The shareholders approved the proposal of the Board of Directors on this item with 38,535,309 (consultative) votes (99.77% of all ordinary shares represented) in favor, 2,772 votes (0.01%) against and 84,688 (0.22%) abstentions.

Item 3: Discharge of the members of the Board of Directors and the Executive Committee. The shareholders approved the discharge of the members of the Board of Directors and the Executive Committee from liability for the financial year 2024. The shareholders approved the proposal of the Board of Directors on this item with 38,399,469 votes (99.42% of all ordinary shares represented) in favor, 87,226 votes (0.23%) against and 136,074 (0.35%) abstentions.

Item 4: Appropriation of 2024 Financial Results. The shareholders approved that the net loss of the Company for the financial year 2024 in the amount of CHF 39,621,175 be carried forward, resulting in a total loss of CHF 350,959,680 to be carried forward. The shareholders approved this item with 38,490,274 votes (99.66% of all ordinary shares represented) in favor, 3,172 votes (0.01%) against and 129,323 (0.33%) abstentions.

Item 5: Re-election of the Chair; re-election of the Members of the Board of Directors. The shareholders approved the re-election of the following members of the Board of Directors, including the Chair, for a term of office until the completion of the 2026 Annual General Meeting.

a. The shareholders approved the re-election of Troy Cox with 37,894,054 votes (98.11% of all ordinary shares represented) in favor, 583,330 votes (1.51%) against and 145,385 (0.38%) abstentions.

b. The shareholders approved the re-election of Jurgi Camblong with 38,469,548 votes (99.60% of all ordinary shares represented) in favor, 39,235 votes (0.10%) against and 113,986 (0.30%) abstentions.

c. The shareholders approved the re-election of Tomer Berkovitz with 38,372,305 votes (99.35% of all ordinary shares represented) in favor, 53,526 votes (0.14%) against and 196,938 (0.51%) abstentions.

d. The shareholders approved the re-election of Jean-Michel Cosséry with 38,247,785 votes (99.03% of all ordinary shares represented) in favor, 175,871 votes (0.46%) against and 199,113 (0.52%) abstentions.

e. The shareholders approved the re-election of Kathy Hibbs with 38,243,242 votes (99.02% of all ordinary shares represented) in favor, 226,142 votes (0.59%) against and 153,385 (0.40%) abstentions.

f. The shareholders approved the re-election of Didier Hirsch with 38,243,207 votes (99.02% of all ordinary shares represented) in favor, 226,389 votes (0.59%) against and 153,173 (0.40%) abstentions.

g. The shareholders approved the re-election of Vincent Ossipow with 38,145,340 votes (98.76% of all ordinary shares represented) in favor, 239,151 votes (0.62%) against and 238,278 (0.62%) abstentions.

Item 6: Re-election of the members of the Compensation Committee. The shareholders approved the re-election of Kathy Hibbs, Jean-Michel Cosséry, and Vincent Ossipow as members of the Compensation Committee, each for a term of office until the completion of the 2026 Annual General Meeting.
a. The shareholders approved the re-election of Kathy Hibbs with 38,245,427 votes 99.02% of all ordinary shares represented) in favor, 175,559 votes (0.45%) against and 201,783 (0.52%) abstentions.

b. The shareholders approved the re-election of Jean-Michel Cosséry with 38,247,868 votes (99.03% of all ordinary shares represented) in favor, 173,330 votes (0.45%) against and 201,571 (0.52%) abstentions.

c. The shareholders approved the re-election of Vincent Ossipow with 38,066,124 votes (98.56% of all ordinary shares represented) in favor, 240,471 votes (0.62%) against and 316,174 (0.82%) abstentions.

Item 7. Election of the Independent Proxy. The shareholders approved the election of the notary firm PHC Notaires, in Lausanne, Switzerland, as independent proxy for a term of office until the completion of the 2026 Annual General Meeting. The shareholders approved the proposal of the Board of Directors on this item with 38,430,197 votes (99.50% of all ordinary shares represented) in favor, 3,347 votes (0.01%) against and 189,225 (0.49%) abstentions.
Item 8. Re-election of the Statutory Auditors. The shareholders approved the re-election of PricewaterhouseCoopers SA as the statutory auditors for the fiscal year 2025. The shareholders approved the proposal of the Board of Directors on this item with 38,498,364 votes (99.68% of all ordinary shares represented) in favor, 7,081 votes (0.02%) against and 117,324 (0.30%) abstentions.
Item 9. Approval of the Compensation of the Board of Directors and the Executive Committee. The shareholders approved a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2025 Annual General Meeting to the 2026 Annual General Meeting, a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,279,007 for the financial year 2026 and a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 15,950,000 for the current financial year 2025.

a. The shareholders approved the maximum aggregate amount of compensation for members of the Board of Directors with 28,251,633 votes (73.15% of all ordinary shares represented) in favor, 8,423,747 votes (21.81%) against and 1,947,389 (5.04%) abstentions.

b. The shareholders approved the maximum aggregate amount of fixed compensation for members of the Executive Committee with 30,335,675 votes (78.54% of all ordinary shares represented) in favor, 7,553,437 votes (19.56%) against and 733,657 (1.90%) abstentions.

c. The shareholders approved the maximum aggregate amount of variable compensation for members of the Executive Committee for 2024 with 28,230,063 votes (73.09% of all ordinary shares represented) in favor, 8,445,189 votes (21.87%) against and 1,947,517 (5.04%) abstentions.

Item 10: Amendments to Articles of Association. The shareholders approved the amendments to the Company’s Articles of Association (“AoA”).
a. Capital Range (or Band): The shareholders approved amending Article 4a of the AoA (Capital Range) in order to extend the term of the capital range and, accordingly, replacing Article 4a para. 1 of the AoA as set out in the invitation to the Annual General Meeting of May 8, 2025 as filed on Form 6-K with the SEC on the same date, with 36,089,764 votes (93.44% of all ordinary shares represented) in favor, 1,123,451 votes (2.91%) against and 1,409,554 (3.65%) abstentions.

b. Conditional Share Capital: The shareholders approved amending Article 4b and 4c of the AoA, in order to increase the total amount of the conditional share capital for employee participation and reduce the conditional share capital for financing, acquisitions and other purposes, and, accordingly, to replace Article 4b para. 1 and Article 4c para. 1 of the AoA, as set out in the invitation to the Annual General Meeting of May 8, 2025 as filed on Form 6-K with the SEC on the same date with 36,018,619 votes (93.26% of all ordinary shares represented) in favor, 1,122,496 votes (2.91%) against and 1,481,654 (3.84%) abstentions.

SIGNATURE
This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-266704 and 333-280060) of SOPHiA GENETICS SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

SOPHiA GENETICS SA
Date:	June 18, 2025

		By:	/s/ Daan van Well
		Name:	Daan van Well
		Title:	Chief Legal and Regulatory Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended Articles of Association